Exhibit 99.1

November 4, 2014

INVESTOR

NEWS

Fresenius Medical Care reports

strong operating results for the third quarter 2014 and confirms guidance for full year 2014

•                  Third quarter shows strong organic revenue growth

•                  Operating cash flow on record level in third quarter

•                  Company remains on track to achieve full year guidance

Third quarter 2014 key figures:

Net revenue	$4,113 million	+12%
Operating income (EBIT)	$590 million	+6%
Net income[1]	$271 million	-1%
Basic earnings per share	$0.89	-1%

First nine months 2014 key figures:

Net revenue	$11,511 million	+7%
Operating income (EBIT)	$1,591 million	0%
Net income[1]	$710 million	-7%
Basic earnings per share	$2.35	-6%

Rice Powell, chief executive officer of Fresenius Medical Care stated: “The third quarter has confirmed the positive trend from the previous quarter. Growth rates in revenue and earnings again improved and our operating cash flow has reached an all time high for a single quarter. We are on track to achieve our guidance as well as our cost savings target for the full year. The recent acquisitions, in combination with financing activities were important steps in the execution of our strategy to achieve our long term target 2020.”

1  attributable to shareholders of Fresenius Medical Care AG & Co. KGaA

Third quarter 2014

Revenue

Net revenue for the third quarter of 2014 increased by 12% to $4,113 million (+13% at constant currency) as compared to the third quarter of 2013. Organic revenue growth worldwide was 7%. Dialysis services revenue grew by 14% to $3,197 million (+15% at constant currency) and dialysis product revenue increased by 7% to $916 million (+7% at constant currency) as compared to the third quarter of 2013.

North America revenue for the third quarter of 2014 increased by 11% to $2,710 million. Organic revenue growth was 5%. Dialysis services revenue grew by 12% to $2,498 million with a same store treatment growth of 3.5%. Dialysis product revenue was flat compared to the third quarter of 2013 at $212 million.

International revenue increased by 13% to $1,386 million (+16% at constant currency). Organic revenue growth was 8%. Dialysis services revenue increased by 19% to $699 million (+25% at constant currency). Dialysis product revenue increased by 9% to $687 million (+9% at constant currency).

Earnings

Operating income (EBIT) for the third quarter of 2014 increased by 6% to $590 million as compared to $557 million in the third quarter of 2013. Operating income for North America for the third quarter of 2014 was $413 million, flat as compared to the third quarter of 2013. In the International segment, operating income for the third quarter of 2014 increased by 26% to $269 million as compared to $214 million in the third quarter of 2013.

Net interest expense for the third quarter of 2014 was $99 million, compared to $103 million in the third quarter of 2013.

Income tax expense was $162 million for the third quarter of 2014, which translates into an effective tax rate of 32.9%. This compares to income tax expense of $148 million and a tax rate of 32.6% for the third quarter of 2013.

Net income attributable to shareholders of Fresenius Medical Care AG & Co. KGaA for the third quarter of 2014 was $271 million, a decrease of 1% compared to the corresponding number of $273 million for the third quarter of 2013.

Basic earnings per share (EPS) for the third quarter of 2014 was $0.89, a decrease of 1% compared to the corresponding number for the third quarter of 2013. The weighted average number of shares outstanding for the third quarter of 2014 was approximately 302.7 million shares, compared to 301.3 million shares for the third quarter of 2013. The increase in shares outstanding resulted from stock option exercises in the past twelve months.

Cash flow

In the third quarter of 2014, the company generated $712 million in net cash provided by operating activities, an increase of 18% compared to the corresponding figure of last year and representing 17% of revenue.

A total of $224 million was spent for capital expenditures, net of disposals. Free cash flow was $488 million compared to $430 million in the third quarter of 2013.

A total of $613 million in cash was spent for acquisitions and investments, net of divestitures. Free cash flow after investing activities was a negative $125 million as compared to $235 million in the third quarter of 2013.

First nine months 2014

Revenue and earnings

Net revenue for the first nine months of 2014 increased by 7% to $11,511 million (+8% at constant currency) as compared to the first nine months of 2013. Organic revenue growth worldwide was 5%.

Operating income (EBIT) for the first nine months of 2014 was $1,591 million as compared to $1,595 million in the first nine months of 2013.

Net interest expense for the first nine months of 2014 was $294 million as compared to $310 million in the first nine months of 2013.

Income tax expense for the first nine months of 2014 was $440 million, which translates into an effective tax rate of 33.9%. This compares to income tax expense of $421 million and a tax rate of 32.8% for the first nine months of 2013.

For the first nine months of 2014, net income attributable to shareholders of Fresenius Medical Care AG & Co. KGaA was $710 million, down by 7% from the corresponding number of $761 million for the first nine months of 2013.

In the first nine months of 2014, basic earnings per share (EPS) was $2.35, a decrease of 6% compared to the corresponding number for the first nine months of 2013. The weighted average number of shares outstanding during the first nine months of 2014 was approximately 302.0 million shares.

Cash flow

In the first nine months of 2014, the company generated $1,274 million in net cash provided by operating activities as compared to $1,446 million for the same period in 2013 and representing 11% of revenue.

A total of $639 million was spent for capital expenditures, net of disposals. Free cash flow for the first nine months of 2014 was $635 million as compared to $952 million in the first nine months of 2013.

A total of $1,045 million in cash was spent for acquisitions and investments, net of divestitures. Free cash flow after investing activities was a negative $410 million as compared to $673 million in the first nine months of 2013.

Employees

As of September 30, 2014, Fresenius Medical Care had 97,327 employees (full-time equivalents) worldwide, compared to 89,282 employees at the end of September 2013. This increase of more than 8,000 employees was attributable to acquisitions as well as to our continued organic growth.

Balance sheet structure

The company´s total assets were $24,253 million (Dec. 31, 2013: $23,120 million), an increase of 5%. Current assets increased by 3% to $6,459 million (Dec. 31, 2013: $6,287 million). Non-current assets were $17,794 million (Dec. 31, 2013: $16,833 million), an increase of 6%. Total equity increased by 3% to $9,750 million (Dec. 31, 2013: $9,485 million). The equity ratio was 40% as compared to 41% at the end of 2013. Total debt was $9,068 million (Dec. 31, 2013: $8,417 million). As of September 30, 2014, the debt/EBITDA ratio was 3.0 (Dec. 31, 2013: 2.8).

Please refer to the attachments for a complete overview of the results for the third quarter and first nine months of 2014 and the reconciliation of non-GAAP financial measures included in this release to the most comparable GAAP financial measures.

Outlook

The company expects revenue to be at around $15.2 billion in 2014, translating into a growth rate of around 4%. This outlook excludes revenue of approximately $500 million from acquisitions completed during the first nine months of 2014.

Net income attributable to shareholders of Fresenius Medical Care AG & Co. KGaA is expected to be unchanged between $1.0 billion and $1.05 billion in 2014. The company initiated a global efficiency program designed to enhance the company’s performance over a multi-year period.

Potential cost savings, before income taxes, of up to $60 million generated from this program, and net of implementation costs are not included in the outlook for 2014.

For 2014, the company expects to spend around $900 million on capital expenditures. Reflecting the latest acquisitions the company now expects acquisition spending of around $1.3 billion for fiscal year 2014 (previously $1 billion). The debt/EBITDA ratio is expected to be around 3.0 by the end of 2014.

Conference call

Fresenius Medical Care will hold a conference call to discuss the results of the third quarter 2014 on Tuesday, November 4, 2014 at 3.30 p.m. CET/ 9.30 a.m. EST. The company invites investors to follow the live webcast of the call at the company’s website www.fmc-ag.com in the “Investor Relations” section. A replay will be available shortly after the call.

Fresenius Medical Care is the world’s largest integrated provider of products and services for individuals undergoing dialysis because of chronic kidney failure, a condition that affects more than 2.5 million individuals worldwide. Through its network of 3,349 dialysis clinics in North America, Europe, Latin America, Asia-Pacific and Africa, Fresenius Medical Care provides dialysis treatments for 283,135 patients around the globe. Fresenius Medical Care is also the world’s leading provider of dialysis products such as hemodialysis machines, dialyzers and related disposable products.

For more information about Fresenius Medical Care, visit the company’s website at www.fmc-ag.com.

Disclaimer

This release contains forward-looking statements that are subject to various risks and uncertainties. Actual results could differ materially from those described in these forward-looking statements due to certain factors, including changes in business, economic and competitive conditions, regulatory reforms, foreign exchange rate fluctuations, uncertainties in litigation or investigative proceedings, and the availability of financing. These and other risks and uncertainties are detailed in Fresenius Medical Care AG & Co. KGaA’s reports filed with the U.S. Securities and Exchange Commission. Fresenius Medical Care AG & Co. KGaA does not undertake any responsibility to update the forward-looking statements in this release.

Statement of earnings

	Three months ended September 30			Nine months ended September 30
in US$ million, except share data, unaudited	2014	2013	Change	2014	2013	Change

Dialysis care revenue	3,277	2,887	13.5%	9,136	8,440	8.2%
Less: patient service bad debt provision	80	74	8.5%	208	205	1.3%
Net dialysis care revenue	3,197	2,813	13.6%	8,928	8,235	8.4%
Dialysis products revenue	916	853	7.4%	2,583	2,508	3.0%
Total net revenue	4,113	3,666	12.2%	11,511	10,743	7.2%

Costs of revenue	2,825	2,497	13.1%	7,929	7,306	8.5%
Gross profit	1,288	1,169	10.2%	3,582	3,437	4.2%
Selling, general and administrative	670	585	14.7%	1,921	1,772	8.4%
(Gain) loss on sale of dialysis clinics	1	(1)	-263.5%	1	(9)	-107.9%
Research and development	30	33	-9.0%	91	95	-3.7%
Income from equity method investees	(3)	(5)	-34.8%	(22)	(16)	51.1%
Operating income (EBIT)	590	557	5.9%	1,591	1,595	-0.2%

Interest income	(12)	(9)	32.9%	(40)	(26)	53.7%
Interest expense	111	112	-1.1%	334	336	-0.8%
Interest expense, net	99	103	-3.9%	294	310	-5.4%
Income before taxes	491	454	8.1%	1,297	1,285	1.0%
Income tax expense	162	148	9.1%	440	421	4.6%
Net income	329	306	7.6%	857	864	-0.7%
Less: Net income attributable to noncontrolling interests	58	33	77.3%	147	103	43.5%
Net income attributable to shareholders of FMC AG & Co. KGaA	271	273	-0.8%	710	761	-6.7%

Operating income (EBIT)	590	557	5.9%	1,591	1,595	-0.2%
Depreciation and amortization	177	165	8.0%	514	479	7.1%
EBITDA	767	722	6.3%	2,105	2,074	1.5%
EBITDA margin	18.7%	19.7%		18.3%	19.3%

Weighted average number of shares
Ordinary shares	302,711,512	301,310,149		301,999,288	302,158,886
Preference shares	—	—		—	2,590,857

Basic earnings per share	$0.89	$0.91	-1.2%	$2.35	$2.50	-5.9%
Basic earnings per ADS	$0.45	$0.45	-1.2%	$1.18	$1.25	-5.9%

In percent of revenue
Cost of revenue	68.7%	68.1%		68.9%	68.0%
Gross profit	31.3%	31.9%		31.1%	32.0%
Operating income (EBIT)	14.3%	15.2%		13.8%	14.8%
Net income attributable to shareholders of FMC AG & Co. KGaA	6.6%	7.4%		6.2%	7.1%

Segment and other information

	Three months ended September 30			Nine months ended September 30
unaudited	2014	2013	Change	2014	2013	Change

Total
Revenue in US$ million	4,113	3,666	12.2%	11,511	10,743	7.2%
Operating income (EBIT) in US$ million	590	557	5.9%	1,591	1,595	-0.2%
Operating income margin in %	14.3%	15.2%		13.8%	14.8%
Days sales outstanding (DSO)				72	73
Employees (full-time equivalents)				97,327	89,282

North America
Revenue in US$ million	2,710	2,436	11.2%	7,624	7,099	7.4%
Operating income (EBIT) in US$ million 1)	413	413	-0.1%	1,149	1,170	-1.8%
Operating income margin in % 1)	15.2%	17.0%		15.1%	16.5%
Revenue per treatment in US$	363	352	3.2%	358	350	2.4%
Cost per treatment in US$	299	287	4.0%	297	287	3.6%
Days sales outstanding (DSO)				52	51

U.S.
Revenue per treatment in US$	371	359	3.1%	366	358	2.4%
Cost per treatment in US$	304	293	3.8%	303	293	3.5%

International
Revenue in US$ million	1,386	1,222	13.4%	3,843	3,619	6.2%
Operating income (EBIT) in US$ million 1)	269	214	25.8%	692	624	11.0%
Operating income margin in % 1)	19.4%	17.5%		18.0%	17.2%
Revenue per treatment in US$	168	156	7.8%	162	159	1.9%
Growth at constant currency	13.4%	1.5%		7.4%	2.3%
Days sales outstanding (DSO)				108	114

Corporate
Revenue in US$ million	17	8	119.0%	44	25	78.2%
Operating income (EBIT) in US$ million 1)	(92)	(70)	31.6%	(250)	(199)	25.8%

1) Certain items, in the net aggregate amount of $7,003 and $18,373 for the three- and nine-month periods ending September 30, 2013, respectively, relating to research and development, compensation expense and income from equity method investees have been reclassified between the North America Segment, the International Segment and Corporate, as applicable, to conform to the current year’s presentation.

Reconciliation of non U.S. GAAP financial measures to the most directly comparable U.S. GAAP financial measures

	Three months ended September 30		Nine months ended September 30
in US$ million, unaudited	2014	2013	2014	2013
Segment information North America (1)
Net revenue	2,710	2,436
Costs of revenue and research and development	1,910	1,688
Selling, general and administrative	389	338
Income from equity method investees	(2)	(3)
Costs of revenue and operating expenses	2,297	2,023
Operating income (EBIT)	413	413
Operating income margin	15.2%	17.0%

Reconciliation of net cash provided by operating activities to EBITDA (2)
Total EBITDA			2,105	2,074
Interest expense, net			(294)	(310)
Income tax expense			(440)	(421)
Change in working capital and other non-cash items			(97)	103
Net cash provided by operating activities			1,274	1,446

Annualized EBITDA (3)
Operating income (EBIT)			2,265	2,154
Depreciation and amortization			684	636
Non-cash charges			50	76
Annualized EBITDA			2,999	2,866

(1) In 2013 certain items relating to research and development, compensation expense and income from equity method investees have been reclassified between the North America Segment, the International Segment and Corporate, as applicable, to conform to the current year’s presentation.

2) EBITDA is the basis for determining compliance with certain covenants in Fresenius Medical Care’s long-term debt instruments.

3) EBITDA 2014: Pro forma numbers including Sound Inpatient Physicians Inc..

Balance sheet

	September 30	December 31
	2014	2013
in US$ million, except debt/EBITDA ratio	(unaudited)	(audited)
Assets
Current assets	6,459	6,287
Intangible assets	13,131	12,416
Other non-current assets	4,663	4,417
Total assets	24,253	23,120

Liabilities and equity
Current liabilities	4,296	3,554
Long-term liabilities	9,433	9,433
Noncontrolling interests subject to put provisions	774	648
Total equity	9,750	9,485
Total liabilities and equity	24,253	23,120

Equity/assets ratio	40%	41%

Debt
Short-term borrowings	140	97
Short-term borrowings from related parties	291	62
Current portion of long-term debt and capital lease obligations	924	511
Long-term debt and capital lease obligations, less current portion	7,713	7,747
Total debt	9,068	8,417

Debt/EBITDA ratio	3.0	2.8

Cash flow statement

	Three months ended September 30		Nine months ended September 30
in US$ million, unaudited	2014	2013	2014	2013
Operating activities
Net income	329	306	857	864
Depreciation / amortization	177	165	514	479
Change in working capital and other non-cash items	206	134	(97)	103
Net cash provided by operating activities	712	605	1,274	1,446
In percent of revenue	17.3%	16.5%	11.1%	13.5%

Investing activities
Purchases of property, plant and equipment	(227)	(179)	(646)	(512)
Proceeds from sale of property, plant and equipment	3	4	7	18
Capital expenditures, net	(224)	(175)	(639)	(494)

Free cash flow	488	430	635	952
In percent of revenue	11.9%	11.7%	5.5%	8.9%

Acquisitions, net of cash acquired, and purchases of intangible assets	(614)	(195)	(1,049)	(297)
Proceeds from divestitures	1	0	4	18
Acquisitions, net of divestitures	(613)	(195)	(1,045)	(279)
Free cash flow after investing activities	(125)	235	(410)	673

Revenue development

in US$ million, unaudited	2014	2013	Change	Change in cc	Organic growth	Same store growth[1]

Three months ended September 30
Total revenue	4,113	3,666	12.2%	13.2%	6.6%
Dialysis products	916	853	7.4%	7.5%	7.3%
Net dialysis care	3,197	2,813	13.6%	14.9%	6.3%	3.6%

North America	2,710	2,436	11.2%	11.2%	5.3%
Dialysis products	212	212	-0.2%	-0.2%	-0.1%
Net dialysis care	2,498	2,224	12.3%	12.3%	5.8%	3.5%

International	1,386	1,222	13.4%	16.4%	8.5%
Dialysis products	687	633	8.5%	8.7%	8.4%
Net dialysis care	699	589	18.6%	24.7%	8.6%	3.9%

Regional development
North America	2,710	2,436	11.2%	11.2%	5.3%
Europe/Middle East/Africa	784	742	5.7%	6.5%	6.7%
Latin America	215	204	4.9%	18.4%	17.1%
Asia-Pacific	387	276	40.2%	41.3%	7.0%
Corporate	17	8	119.0%	119.3%

Nine months ended September 30
Total revenue	11,511	10,743	7.2%	8.1%	4.8%
Dialysis products	2,583	2,508	3.0%	3.1%	3.0%
Net dialysis care	8,928	8,235	8.4%	9.7%	5.4%	3.7%

North America	7,624	7,099	7.4%	7.4%	4.3%
Dialysis products	609	614	-0.9%	-0.9%	-0.8%
Net dialysis care	7,015	6,485	8.2%	8.2%	4.8%	3.4%

International	3,843	3,619	6.2%	9.1%	5.3%
Dialysis products	1,930	1,869	3.3%	3.4%	3.2%
Net dialysis care	1,913	1,750	9.3%	15.2%	7.7%	4.3%

Regional development
North America	7,624	7,099	7.4%	7.4%	4.3%
Europe/Middle East/Africa	2,306	2,213	4.2%	3.4%	3.3%
Latin America	599	617	-3.0%	13.9%	12.0%
Asia-Pacific	938	789	18.9%	21.5%	5.8%
Corporate	44	25	78.2%	75.4%

1 same store growth = organic growth less price effects

cc = Constant Currency

Changes in revenue include the impact of changes in foreign currency exchange rates. We use the non-GAAP financial measure at Constant Exchange Rates or Constant Currency to show changes in our revenue without giving effect to period-to-period currency fluctuations. Under U.S. GAAP, revenues received in local (non-U.S. dollar) currency are translated into U.S. dollars at the average exchange rate for the period presented. Once we translate the local currency revenues for the Constant Currency, we then calculate the change, as a percentage, of the current period revenues using the prior period exchange rates versus the prior period revenues. This resulting percentage is a non-GAAP measure referring to a change as a percentage at Constant Currency.

We believe that revenue growth is a key indication of how a company is progressing from period to period and that the non-GAAP financial measure Constant Currency is useful to investors, lenders, and other creditors because such information enables them to gauge the impact of currency fluctuations on a company’s revenue from period to period. However, we also believe that the usefulness of data on Constant Currency period-over-period changes is subject to limitations, particularly if the currency effects that are eliminated constitute a significant element of our revenue and significantly impact our performance. We therefore limit our use of Constant Currency period-over-period changes to a measure for the impact of currency fluctuations on the translation of local currency revenue into U.S. dollars. We do not evaluate our results and performance without considering both Constant Currency period-over-period changes in non-U.S. GAAP revenue on the one hand and changes in revenue prepared in accordance with U.S. GAAP on the other. We caution the readers of this report to follow a similar approach by considering data on Constant Currency period-over-period changes only in addition to, and not as a substitute for or superior to, changes in revenue prepared in accordance with U.S. GAAP. We present the fluctuation derived from U.S. GAAP revenue next to the fluctuation derived from non-GAAP revenue. Because the reconciliation is inherent in the disclosure, we believe that a separate reconciliation would not provide any additional benefit.

Key figures product business

in US$ million, unaudited	2014	2013	Change	Change in cc

Three months ended September 30
Total product revenue	1,259	1,186	6.2%	6.7%
Less internal revenue	(343)	(333)	3.1%	4.8%
Total external revenue	916	853	7.4%	7.5%

North America	432	422	2.3%	2.3%
Less internal revenue	(220)	(210)	4.8%	4.8%
Total North America external revenue	212	212	-0.2%	-0.2%

International	810	755	7.2%	8.1%
Less internal revenue	(123)	(122)	0.2%	4.9%
Total International external revenue	687	633	8.5%	8.7%

Nine months ended September 30
Total product revenue	3,578	3,461	3.4%	4.0%
Less internal revenue	(995)	(953)	4.4%	6.4%
Total external revenue	2,583	2,508	3.0%	3.1%

North America	1,238	1,215	1.9%	1.9%
Less internal revenue	(629)	(601)	4.8%	4.8%
Total North America external revenue	609	614	-0.9%	-0.9%

International	2,296	2,221	3.3%	4.3%
Less internal revenue	(366)	(352)	3.6%	9.0%
Total International external revenue	1,930	1,869	3.3%	3.4%

cc = Constant Currency

Changes in revenue include the impact of changes in foreign currency exchange rates. We use the non-GAAP financial measure at Constant Exchange Rates or Constant Currency to show changes in our revenue without giving effect to period-to-period currency fluctuations. Under U.S. GAAP, revenues received in local (non-U.S. dollar) currency are translated into U.S. dollars at the average exchange rate for the period presented. Once we translate the local currency revenues for the Constant Currency, we then calculate the change, as a percentage, of the current period revenues using the prior period exchange rates versus the prior period revenues. This resulting percentage is a non-GAAP measure referring to a change as a percentage at Constant Currency.

We believe that revenue growth is a key indication of how a company is progressing from period to period and that the non-GAAP financial measure Constant Currency is useful to investors, lenders, and other creditors because such information enables them to gauge the impact of currency fluctuations on a company’s revenue from period to period. However, we also believe that the usefulness of data on Constant Currency period-over-period changes is subject to limitations, particularly if the currency effects that are eliminated constitute a significant element of our revenue and significantly impact our performance. We therefore limit our use of Constant Currency period-over-period changes to a measure for the impact of currency fluctuations on the translation of local currency revenue into U.S. dollars. We do not evaluate our results and performance without considering both Constant Currency period-over-period changes in non-U.S. GAAP revenue on the one hand and changes in revenue prepared in accordance with U.S. GAAP on the other. We caution the readers of this report to follow a similar approach by considering data on Constant Currency period-over-period changes only in addition to, and not as a substitute for or superior to, changes in revenue prepared in accordance with U.S. GAAP. We present the fluctuation derived from U.S. GAAP revenue next to the fluctuation derived from non-GAAP revenue. Because the reconciliation is inherent in the disclosure, we believe that a separate reconciliation would not provide any additional benefit.

Key figures service business

	Nine months ended September 30, 2014
unaudited	Clinics	Growth in %	De novos	Patients	Growth in %	Treatments	Growth in %
Total	3,349	4%	53	283,135	7%	31,526,484	5%

North America	2,158	2%	33	174,335	3%	19,733,929	4%

International	1,191	7%	20	108,800	12%	11,792,555	7%
Europe/Middle East/Africa	636	1%	11	53,073	4%	6,001,091	4%
Latin America	239	4%	3	30,563	7%	3,455,164	6%
Asia-Pacific	316	25%	6	25,164	44%	2,336,300	18%

Quality data

	North America		Europe/Middle East/ Africa		Asia-Pacific
in % of patients	Q3 2014	Q2 2014	Q3 2014	Q2 2014	Q3 2014	Q2 2014

Clinical Performance
Single Pool Kt/v > 1.2	97	97	95	96	97	97
No catheter (> 90 days)	83	83	83	83	92	92
Hemoglobin = 10-12 g/dl	73	74	75	76	59	59
Hemoglobin = 10-13 g/dl	78	79	76	76	67	67
Albumin > 3.5 g/dl1)	82	82	90	90	91	91
Phosphate < 5.5 mg/dl	64	63	76	76	71	71
Calcium = 8.4-10.2 mg/dl	84	84	75	73	75	74
Hospitalization days	8.9	9.4	9.5	9.4	4.2	4.2

Demographics
Average age (in years)	62	62	64	65	64	64
Average time on dialysis (in years)	4.0	4.0	5.4	5.4	4.9	4.8
Average body weight (in kg)	82	82	72	72	60	60
Prevalence of diabetes (in%)	60	60	29	29	40	39

1) International standard BCR CRM470

CONTACT

Fresenius Medical Care AG & Co. KGaA

Investor Relations

61352 Bad Homburg v. d. H.

Germany

www.fmc-ag.com

Oliver Maier

Head of Investor Relations &

Corporate Communications

Tel. +49 6172 609 2601

Fax +49 6172 609 2301

email: ir@fmc-ag.com

Published by

Fresenius Medical Care AG & Co. KGaA

Investor Relations

Annual reports, interim reports and further

information on the company is also available on our website.

Please visit us at www.fmc-ag.com

For printed material, please contact Investor Relations.